197 Clarendon Street

Boston, Massachusetts 02116

(617) 572-0070

Email: mramirez@jhancock.com

Michael A Ramirez

AVP & Senior Counsel

June 30, 2025

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Via EDGAR Correspondence Submission

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed March 31, 2025, for Majestic Variable Universal Life 2025 (“MVUL 25”) Policies (“Policies”), File No. 333-286256

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed March 31, 2025, for Majestic Variable Universal Life 2025 Employer Market (“MVUL 25 EM”) Policies (“Policies”), File No. 333-286257

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A, we are responding to the Commission staff comments that you provided orally on May 29, 2025, in connection with the above-captioned Registration Statements.

Page numbers cited in our below recitations of the staff’s comments refer to the page numbers in the marked courtesy copy on which the staff based its comments.

GENERAL COMMENTS:

COMMENT 1: We note that material information relating to the Policy is missing from the Registration Statement. Please provide the missing information and exhibits in the next pre-effective amendment to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendment.

RESPONSE: Any missing information or exhibits that were not included in the initial N-6 Registration Statement will be included in the pre-effective amendment filings.

COMMENT 2: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the prospectus. Further, where disclosure is requested to be added in one place, please add similar disclosure to all other sections of the prospectus where such disclosure would be relevant.

RESPONSE: We will make all updates accordingly.

COMMENT 3: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

RESPONSE: We confirm that there are not additional types of guarantees or support with third parties and that the Company is solely responsible for any benefits or features associated with the Policy.

PROSPECTUS COMMENTS:

COMMENT 4: On page 12, Footnote 4 in the “Fee Table” section, please rephrase the first sentence to better clarify the role of policy year in the calculation of this charge.

RESPONSE: We modified this statement to clarify how “policy year” is used to determine this charge. The sentence is modified as follows (new language italicized):

“This charge is determined by multiplying the Advance Contribution Charge Rate by the excess (if any) of cumulative premiums paid over the result of multiplying the Advance Contribution Limit by the number of years that your policy has been in effect, through policy year 10.”

COMMENT 5: In the same footnote, verify the accuracy of the minimum and maximum rates referenced in this footnote.

RESPONSE: This sentence has been removed from the footnote as there is no variance in the Advance Contribution Charge Rate.

COMMENT 6: The numbering of Footnotes 3 and 4 should be reordered to align with the Fee Table.

RESPONSE: The footnotes have been renumbered accordingly.

COMMENT 7: In the No-Lapse Guarantee section on page 27, reconcile the discrepancy between the initial summary prospectus (“ISP”) and the prospectus in the second sentence of the second paragraph. The ISP references the Supplemental Face Amount at issue, whereas the prospectus does not. Please correct.

RESPONSE: The prospectus and ISP should include a reference to Supplemental Face Amount. The prospectus has been updated to match the description in the ISP accordingly.

COMMENT 8: On page 53, please revise the first sentence of the Advance Contribution Charge to clarify “higher sales costs,” “highly funded policies,” and “increased risk of loss from highly funded policies.”

RESPONSE: We revised this description for clarity following input from our business contacts, and have revised the noted sentence with modified language as follows (new language italicized):

A monthly charge to help offset the additional expense incurred by policies that have been over-funded with advance premium payments.

COMMENT 9: On page 53 in the Advance Contribution Charge description, explain or define “Advance Contribution Limit.”

RESPONSE: We added the below additional disclosure accordingly:

“The Advance Contribution Limit is a notional amount of premium paid in a given policy year used to determine if the Advance Contribution Charge will apply.”

COMMENT 10: For the M Funds listed in the “Appendix: Portfolios Available Under The Policy,” please make stylistic changes to remove any duplicate series references.

RESPONSE: We made the requested modification.

COMMENT 11: Please ensure that any reference to the asset-based risk charge is removed from the prospectus and ISP, as applicable.

RESPONSE: The prospectus and ISP have been updated to remove any reference to the asset-based risk charge.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENTS:

COMMENT 12: In the last paragraph on the cover page, ensure the name and phone number listed within the SAI match the last page of the statutory prospectus.

RESPONSE: We updated the SAI accordingly.

COMMENT 13: Under the ADDITIONAL INFORMATION—Sales Load section, please remove the reference to “asset-based risk charge” and include an applicable charge instead, as necessary.

RESPONSE: We removed the reference to asset-based risk charge in the SAI as we agree that it is not applicable to these products, and have included a reference to the Advance Contribution Charge as an example.

PART C COMMENTS:

COMMENT 14: Exhibit (d)(1) “Form of Specimen Flexible Premium Variable Life Insurance Policy” is required to be filed via pre-effective amendment.

RESPONSE: We will include Exhibit (d)(1) with the pre-effective amendment filing.

COMMENT 15: Exhibit (e) “Specimen Policy Application” requires a new exhibit. The exhibit submitted with the initial N-6 filing is not suffice for the MVUL 25 and MVUL 25 EM products.

RESPONSE: We will file updated Policy Application for these products with the pre-effective amendment filings.

COMMENT 16: The “Opinion and Consent of Counsel” listed as Exhibit (k) must be filed with the pre-effective amendment. Additionally, please correct the formatting within this section.

RESPONSE: We will file the Opinion and Consent of Counsel with the pre-effective amendment accordingly.

COMMENT 17: For Exhibit (n)(1), it is not necessary to file this exhibit with the pre-effective amendment. John Hancock can choose whether to keep this reference in the pre-effective amendment, however, the decision must remain consistent across Part Cs.

RESPONSE: We will remove this for the pre-effective amendment filings.

COMMENT 18: The Powers of Attorney (“POA”) must be filed with the pre-effective amendments for both MVUL 25 and MVUL 25 EM.

RESPONSE: We will make this modification accordingly.

INITIAL SUMMARY PROSPECTUS (“ISP”) COMMENTS:

COMMENT 19: On page 18, please verify that the “Advance Contribution Charge” specified under the periodic charges of the “Fee Table” matches the charges disclosed in the statutory prospectus. Ensure there is no missing information in the ISP.

RESPONSE: John Hancock confirms that the Advance Contribution Charge specified in both the prospectus and ISP is consistent.

MVUL 25 EM COMMENTS:

COMMENT 20: The language included on the first page of the statutory prospectus should also be included on the first page of the ISP.

RESPONSE: We have made the requested revision.

COMMENT 21: Verify the rates listed within the fee table should be the same across the MVUL 25 and MVUL 25 EM products.

RESPONSE: The rates will be different in the products due to the different features in the products, such as different risk classes and issue ages. We will provide final and confirmed rates in the final pre-effective amendment to formally incorporate changes.

We believe that the foregoing is responsive to the comments to date received on the Form N-6 initial filing from March 31, 2025. The changes reflected will be incorporated into the Registration Statement via pre-effective amendment. If there are any questions or additional comments, please do not hesitate to reach me or Lauren Daudelin at 617-572-9998 or by email at lauren_daudelin@jhancock.com.

Thank you,

/s/ Michael A. Ramirez
Michael A. Ramirez